Filed pursuant to Rule 433
Registration Statement No. 333-161001; 333-161309
August 12, 2009

Issuer	GSI Commerce, Inc. (NASDAQ: GSIC)

Total Shares Offered	11,850,000 shares of common stock, consisting of 3,661,150 shares to be sold by the Company and 8,188,850 shares to be sold by the selling stockholders.

Overallotment Option	1,777,500 shares of common stock to be sold by the Company.

Offering Price	$17.00

Capitalization	After giving effect to the actual offering price and the increase in the number of shares offered by the Company to 3,661,150 shares (assuming no exercise of the overallotment option granted to the underwriters), the following line items in the “As Adjusted” column of the Capitalization table would reflect the following unaudited as adjusted amounts as of July 4, 2009:

	(in thousands)

	Cash and cash equivalents	$119,016
	Additional paid-in capital	503,110
	Total Stockholders’ equity	322,283
	Total capitalization	524,377

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch at 866-500-5408 or UBS Investment Bank at 212-821-3884.